GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2161 2288, 202 2288 Fax: 03-2161 5304 Telex: MA 30022.

Exemption No. 82-4962

SUPPL

04 APR -5 AM 7:21

2 April 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

***BY FAX***
***FAX # 001-202-942-9525***

04024195

Dear Sirs,

**GENTING BERHAD**
**EXEMPTION NO. 82-4962**

We enclose a copy of the Status Report on Genting Berhad's ("GB") ADR Programme as of 31 March 2004 for filing pursuant to exemption no. 82-4962 granted to GB under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
**GENTING BERHAD**

**TAN WOOI MENG**
***Group Company Secretary***

PROCESSED
APR 09 2004
THOMSON FINANCIAL

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Exemption No. 82-4962

# GENTING BERHAD ("GB")

**LEVEL I AMERICAN DEPOSITORY RECEIPT PROGRAMME**
**STATUS REPORT AS OF 31 MARCH 2004**

| | *Number* | *Name* | *Percentage of securities against issued and paid-up capital of GB* |
|---|---|---|---|
| Custodian | 1 | Malayan Banking Berhad, Kuala Lumpur (Local Custodian) | |
| Securities | 507,000 | - | 0.072% |

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